
CORFIVALLE
Una marca Corficolombiana

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6



Cali, August 14, 2006




06016228

Securities and Exchange Commis
Office of International Corporate F
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.



Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)



Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Notification of the Common Assembly Meeting: Common shareholders and Non-voting preferred dividend shareholders are hereby noticed of the General Assembly Meeting of Common shareholders to be held on August 25th, 2006, at 3:00 p.m. at Carrera 7 No. 26-20 Piso 34, in the city of Bogota.

2. Profit and Loss Project to be submitted to the Assembly: The Board of Directors approved the profit distribution project as of June 30, 2006, and the capitalization of the equity revaluation account project, to be introduced at the next Assembly Meeting.

3. Corficol S.A. published today (27 June, 2006) on El Tiempo newspaper, page 1-3 and on La Republica newspaper, page 3A the last announcement on the transfer of assets, liabilities and agreements reported on number 6, article 71 of the E.O.S.F.

4. Corficolombiana Published today (15 June, 2006) on El Tiempo newspaper, page 1-9 and La Republic newspaper, page 5A, the second announcement on the transfer of assets, liabilities and agreements under number 6, article 71 E.O.S.F.

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

5. Corficolombiana S.A. Published today on El Tiempo newspaper, pages 1-3 and on La Republica newspaper, page 15A the first announcement on the transfer of assets, liabilities and agreements reported on number 6, article 71 of the E.O.S.F.

6. This is a report on the figures of the selling of the loan portfolio by Corficolmbiana S.A. to Banco de Bogotá.

7. Corficolombiana is hereby advising that today it has signed a transfer agreement with Banco de Bogota to transfer assets, liabilities and agreements. And such operation has been authorized by Superintendencia Financiera (Resolution 0856, 2006).

8. Under Resolution 0856/2006 Superintendencia Financiera authorized the partial transfer of assets, liabilities and agreements of Corporación Financiera Colombia to Banco de Bogota.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



**Amalia Correa Young**
Vicepresident

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com


CORFIVALLE
Una marca Corficolombiana

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6

Cali, August 14, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Notification of the Common Assembly Meeting: Common shareholders and Non-voting preferred dividend shareholders are hereby noticed of the General Assembly Meeting of Common shareholders to be held on August 25th, 2006, at 3:00 p.m. at Carrera 7 No. 26-20 Piso 34, in the city of Bogota.

2. Profit and Loss Project to be submitted to the Assembly: The Board of Directors approved the profit distribution project as of June 30, 2006, and the capitalization of the equity revaluation account project, to be introduced at the next Assembly Meeting.

3. Corficol S.A. published today (27 June, 2006) on El Tiempo newspaper, page 1-3 and on La Republica newspaper, page 3A the last announcement on the transfer of assets, liabilities and agreements reported on number 6, article 71 of the E.O.S.F.

4. Corficolombiana Published today (15 June, 2006) on El Tiempo newspaper, page 1-9 and La Republic newspaper, page 5A, the second announcement on the transfer of assets, liabilities and agreements under number 6, article 71 E.O.S.F.

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

5. Corficolombiana S.A. Published today on El Tiempo newspaper, pages 1-3 and on La Republica newspaper, page 15A the first announcement on the transfer of assets, liabilities and agreements reported on number 6, article 71 of the E.O.S.F.

6. This is a report on the figures of the selling of the loan portfolio by Corficolmbiana S.A. to Banco de Bogotá.

7. Corficolombiana is hereby advising that today it has signed a transfer agreement with Banco de Bogota to transfer assets, liabilities and agreements. And such operation has been authorized by Superintendencia Financiera (Resolution 0856, 2006).

8. Under Resolution 0856/2006 Superintendencia Financiera authorized the partial transfer of assets, liabilities and agreements of Corporación Financiera Colombia to Banco de Bogota.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,



**Amalia Correa Young**
Vicepresident

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6



CORFIVALLE
Una marca Corficolombiana



## RIDER 1

Notification of the Common Assembly Meeting: Common shareholders and Non-voting preferred dividend shareholders are hereby noticed of the General Assembly Meeting of Common shareholders to be held on August 25th, 2006, at 3:00 p.m. at Carrera 7 No. 26-20 Piso 34, in the city of Bogota.

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

**THE LEGAL REPRESENTATIVE OF**
**CORPORACION FINANCIERA COLOMBIANA S.A.**

IS HEREBY CALLING

The Common Shareholders and the Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders to be held on August 25th, 2006, at 3:00 p.m., at carrera 7 No. 26-20 piso 34, in the City of Bogota.

Any shareholder who may not personally attend the Assembly is kindly requested to designate proxies representing him through written communication sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

All the documents required by the law are available for the Shareholders at the Corporation's Secretary's Office.

**FERNÁN BEJARANO ARIAS**
**Legal Representative**

Bogotá, August 1, 2006

---

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

sionales colombianos para que posteriormente puedan lograr una vinculación laboral en empresas americanas La firma, que ejerce como consultora en Colombia desde el año pasado, abre el programa "Cimentación Latina para el futuro", que consiste en seminarios teóricos – prácticos.

**TRANSPORTE**

## Air Canada registra dos años de operaciones en Colombia



ARCHIVO

La compañía Air Canada celebró su segundo año de operaciones directas entre Bogotá y Toronto, tres veces por semana con una oferta de 621 sillas. Durante estos 24 meses, la aerolínea ha logrado la movilización de 55.000 pasajeros entre hombres de negocios, turistas y estudiantes. Durante el segundo año de operaciones transportó 32.000 pasajeros, lo que se traduce en un incremento de 140 por ciento aproximadamente comparado con el primer año. El uso de un boeing 767, permite además que los exportadores puedan llevar sus productos a Canadá.



ANÁLISIS

# Energía: dibujo de un

**(Primer**

**Segundo Antonio González**
*Presidente de Omimex*

En los albores del siglo XXI todavía la energía parecía abundante en el mundo y aunque sus fuentes se concentran más en unas regiones geográficas que en otras, se aseguraba su utilización y acceso a los consumidores. Hoy la situación es radicalmente distinta y en la actualidad se nos presenta un cuadro de inestabilidad y de poca garantía de suministro. Hasta comienzos de los años 70 la energía, especialmente el petróleo, era muy barato; vemos el caso por ejemplo de los países del Medio Oriente, ricos en petróleo y sin otros recursos importantes para sustentar su economía, que ante la mayor demanda energética era obvio que debían proteger su riqueza, venderla mejor y organizarse en torno a este hecho. Esto provocó un cambio en el valor de la energía para los consumidores y como esta energía es la fuente más importante de recursos económicos para esos países, simplemente el precio seguiría siendo regido por la oferta y la demanda. De aquí en adelante la historia ya es muy conocida, hoy tenemos el petróleo oscilando entre los 70 dólares y 80 dólares por barril y los pronósticos indican que el precio seguirá subiendo.

Esta situación está dibujando un nuevo mapa energético mundial, cuyos actores principales son la India y la China, países que presentan índices de crecimiento notables del 7 y el 11 por ciento respectivamente en los últimos años, y cuyas economías están promoviendo el consumo e industrializándose a pasos agigantados.

El rápido crecimiento de estas naciones está generando una dinámica igual a la que se presentó con el desarrollo

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6


CORFIVALLE
Una marca Corficolombiana



## RIDER 2

Profit and Loss Project to be submitted to the Assembly: The Board of Directors approved the profit distribution project as of June 30, 2006, and the capitalization of the equity revaluation account project, to be introduced at the next Assembly Meeting.

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com





## CORPORACION FINANCIERA COLOMBIANA S.A.
## PROFIT DISTRIBUTION PROJECT
## JUNE 30, 2006 (in Colombian pesos).

| | | |
|---|---|---|
| Profit before tax | | $ 126.985.345.692.36 |
| Less: tax provisions | | $ 12.458.530.000.00 |
| Profit after tax | | $ 114.526.815.692.36 |
| To release reserves for future distributions | | $ 58.513.055.611.56 |
| To release reserves for investment valuation (untaxed 2004) | | $ 15.747.489.676.43 |
| **Profit at the disposal of the Assembly** | | **$ 188.787.360.980.35** |
| | | |
| | | |
| Reserve on investment valuation, Dec 2336/95 | $ 16.851.414.066.44 | |
| Reserve for future distribution | $ 69.672.413.974.91 | |
| | | |
| **Dividend in cash of Col.Ps 699 per share over 146.299.761 (137.000.767 common shares and 9.298.994 non-voting preferred dividend shares) subscribed and paid in shares as of June 30, 2006. This dividend shall be paid in six monthly allotments, within the first five days of each month, from October 1, 2006** | **$ 102.263.532.939.00** | |
| | | |
| **EQUAL AMOUNTS** | **$ 188.787.360.980.35** | **$ 188.787.360.980.35** |

---

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident

**CORPORACIÓN FINANCIERA COLOMBIANA S.A.**
**PROYECTO DE DISTRIBUCIÓN DE UTILIDADES**
**JUNIO 30 DE 2006**

| | | |
|---|---|---|
| Utilidad antes de impuestos | | $ 126,985,345,692.36 |
| Menos: provisión de impuestos | | $ 12,458,530,000.00 |
| Utilidad del ejercicio después de impuestos: | | $ 114,526,815,692.36 |
| Liberar reserva futuros repartos : | | $ 58,513,055,611.56 |
| Liberar reserva valoración de inversiones (2004 no gravado) : | | $ 15,747,489,676.43 |
| **Utilidad a disposición de la Asamblea :** | | **$ 188,787,360,980.35** |
| | | |
| | | |
| Reserva sobre valoración de inversiones Dec 2336 /95 | $ 16,851,414,066.44 | |
| Reserva para futuros repartos | $ 69,672,413,974.91 | |
| **Dividendo en efectivo de $699 por acción sobre las 146,299,761 (137.000.767 acciones ordinarias y 9.298.994 acciones preferenciales sin derecho a voto)acciones suscritas y pagadas a junio 30 de 2006. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir del 1° de octubre de 2006.** | **$ 102,263,532,939.00** | |
| | | |
| **SUMAS IGUALES** | **$ 188,787,360,980.35** | **$ 188,787,360,980.35** |


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI, 14 AGO 2006
PEDRO LUIS CORTES ABELLA
NOTARIO PRIMERO

## CORPORACION FINANCIERA COLOMBIANA S.A.
## EQUITY REVALUAITON CAPITALIZATION PROJECT
## JUNE 30, 2006 (in Colombian pesos)

| **Equity revaluation** | | **$ 81.036.840.269.22** |
|---|---|---|
| | | |
| Dividends to be distributed in shares, for equity revaluation capitalization, with a par value of Col.Ps 10.00, at a ratio of 1 common share per 19 common shares of Corporacion Financiera Colombiana, and 1 preferred share per 19 preferred shares of Corporacion Financiera Colombiana, which are held by the shareholders at the date of this Assembly meeting. The Corporation shall issue the number of shares necessary for such purpose. Both for the common shares and preferred shares, the unit value of the shares to be submitted is Col.Ps 10.128.67 of which Col.Ps 10.00 are recorded on the equity account and Col.Ps 10.118.67 on the reserve for share placement premium account. | $ 77.990.622.413.95 | |
| | | |
| Surplus to reimburse the equity revaluation account | $ 3.046.217.855.27 | |
| | | |
| **EQUAL AMOUNTS** | **$ 81.036.840.269.22** | **$ 81.036.840.269.22** |

NOTE: In case there if a fraction in favor of a shareholder, he can trade it with another shareholder, so that one of them has the right to receive one whole share. The shareholders may exercise this right until September 8, 2006.

The shares resulting from the capitalization will be delivered to the shareholders as of the fifteenth working day after the Assembly meeting date

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident

**CORPORACIÓN FINANCIERA COLOMBIANA S.A.**
**PROYECTO CAAPITALIZACION DE LA REVALORIZACION DEL PATRIMONIO**
**JUNIO 30 DE 2006**

| | | |
|---|---|---|
| **Revalorización del Patrimonio** | | **$ 81,036,840,269.22** |
| | | |
| Dividendos a repartir en acciones, por la capitalización de la revalorización del patrimonio, de valor nominal de $10.00 a razón de 1 acción ordinaria por 19 acciones ordinarias de la Corporación Financiera Colombiana y 1 acción preferencial por 19 acciones preferenciales de la Corporación Financiera Colombiana, de las cuales sean titulares a la fecha de la presente Asamblea. La Corporación emitirá las acciones que fueren necesarias para tal efecto. Tanto para las acciones ordinarias, como para las acciones preferenciales, el valor unitario de las acciones que serán entregadas se establece en $10,128.67 de los cuales $10.00 serán contabilizados en la cuenta de capital y $10,118.67 en la cuenta de reserva por prima en colocación de acciones. | $ 77,990,622,413.95 | |
| | | |
| Excedente para reintegrar a la cuenta revalorización del patrimonio. | $ 3,046,217,855.27 | |
| | | |
| **SUMAS IGUALES** | **$ 81,036,840,269.22** | **$ 81,036,840,269.22** |

**NOTA**: En el evento que resulte una fracción a favor de un accionista este podrá negociarla con otro accionista para completar uno de ellos el derecho a recibir una acción. Los accionistas podrán ejercer esta facultad hasta el 8 de septiembre de 2006.

Las acciones producto de la capitalización serán entregadas a los accionistas a partir del décimo quinto día hábil contado desde la fecha de la Asamblea.


COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION.
CALI 14 AGO 2006
NOTARIO PRIMERO

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6



**CORFIVALLE**
Una marca Corficolombiana



**RIDER 3**

Corficol S.A. published today (27 June, 2006) on El Tiempo newspaper, page 1-3 and on La Republica newspaper, page 3A the last announcement on the transfer of assets, liabilities and agreements reported on number 6, article 71 of the E.O.S.F.

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

## THIRD ANNOUNCEMENT

**CORPORACION FINANCIERA COLOMBIANA S.A.**
**Nit. No. 890.300.653-6 and BANCO DE BOGOTA S.A. Nit 860.002.964-4**

**ADVISE**

Pursuant to provisions of number 6, article 71 of the Financial System Organic By-laws, that with a private document signed by the parties on June 2, 2006, with previous authorization by Superintendencia Financiera de Colombia granted through Resolution 0856 of May 23rd, 2006, the partial transfer of assets, liabilities and agreements of CORPORACION FINANCIERA COLOMBIANA S.A. to BANCO DE BOGOTA S.A. was formalized.
S.A.

| **PEDRO NEL OSPINA S.** | **ALEJANDRO FIGUEROA J.** |
|---|---|
| **President** | **President** |

---

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident

# TERCER AVISO

## LA CORPORACIÓN FINANCIERA COLOMBIANA S.A. Nit No. 890.300.653-6 y el BANCO DE BOGOTÁ S.A. NIT 860.002.964-4

## INFORMAN

En cumplimiento de lo previsto en el numeral 6 del artículo 71 del Estatuto Orgánico del Sistema Financiero, que por documento privado suscrito entre las partes el 2 de junio de 2006, previa autorización de la Superintendencia Financiera de Colombia otorgada mediante Resolución 0856 del 23 de mayo de 2006, se formalizó la cesión parcial de activos, pasivos y contratos de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. al BANCO DE BOGOTÁ S.A.

**PEDRO NEL OSPINA S.**
**Presidente**

**ALEJANDRO FIGUEROA J.**
**Presidente**


CORFIVALLE
Una marca Corficolombiana

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6



## RIDER 4

Corficolombiana Published today (15 June, 2006) on El Tiempo newspaper, page 1-9 and La Republic newspaper, page 5A, the second announcement on the transfer of assets, liabilities and agreements under number 6, article 71 E.O.S.F.

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

## SECOND ANNOUNCEMENT

## CORPORACION FINANCIERA COLOMBIANA S.A.
## Nit No. 890.300.653-6 and BANCO DE BOGOTA S.A. NIT 860.002.964-4

## ADVISE

Pursuant to provisions of number 6, article 71 of the Financial System Organic By-laws, that with a private document signed by the parties on June 2, 2006, with previous authorization by Superintendencia Financiera de Colombia granted through Resolution 0856 of May 23rd, 2006, the partial transfer of assets, liabilities and agreements of CORPORACION FINANCIERA COLOMBIANA S.A. to BANCO DE BOGOTA S.A. was formalized.

| **PEDRO NEL OSPINA S.** | **ALEJANDRO FIGUEROA J.** |
|---|---|
| President | President |

---

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident

**SEGUNDO AVISO**

**LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.**
**Nit No. 890.300.653-6 y el BANCO DE BOGOTÁ S.A. NIT 860.002.964-4**

**INFORMAN**

En cumplimiento de lo previsto en el numeral 6 del artículo 71 del Estatuto Orgánico del Sistema Financiero, que por documento privado suscrito entre las partes el 2 de junio de 2006, previa autorización de la Superintendencia Financiera de Colombia otorgada mediante Resolución 0856 del 23 de mayo de 2006, se formalizó la cesión parcial de activos, pasivos y contratos de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. al BANCO DE BOGOTÁ S.A.

**PEDRO NEL OSPINA S.**
**Presidente**

**ALEJANDRO FIGUEROA J.**
**Presidente**

**CORFICOLOMBIANA S.A.**

Nit 890.300.653-6


CORFIVALLE
Una marca Corficolombiana

**RIDER 5**

Corficolombiana S.A. Published today on El Tiempo newspaper, pages 1-3 and on La Republica newspaper, page 15A the first announcement on the transfer of assets, liabilities and agreements reported on number 6, article 71 of the E.O.S.F.

**CORPORACION FINANCIERA COLOMBIANA S.A.**
**NIT 890.300.653-6**
**BANCO DE BOGOTA S.A.**
**NIT 860.002.964-4**

Pursuant to provisions of number 6, article 71 of the Financial System Organic By-laws, that with a private document signed by the parties on June 2, 2006, with previous authorization by Superintendencia Financiera de Colombia granted through Resolution 0856 of May 23rd, 2006, the partial transfer of assets, liabilities and agreements of CORPORACION FINANCIERA COLOMBIANA S.A. to BANCO DE BOGOTA S.A. was formalized.

**PEDRO NEL OSPINA S.**
President

**ALEJANDRO FIGUEROA J.**
President

---

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

**LA CORPORACION FINANCIERA COLOMBIANA S.A.**
**NIT 890.300.653-6**
**Y el BANCO DE BOGOTA S.A.**
**NIT 860.002.964-4**

En cumplimiento de lo previsto en el numeral 6 del artículo 71 del Estatuto Orgánico del Sistema Financiero, que por documento privado suscrito entre las partes el 2 de junio de 2006, previa autorización de la Superintendencia Financiera de Colombia otorgada mediante la Resolución 0856 del 23 de mayo de 2006, se formalizó la cesión parcial de activos, pasivos y contratos de la CORPORACION FINANCIERA COLOMBIANA S.A. al BANCO DE BOGOTA S.A.

**PEDRO NEL OSPINA S.**
Presidente

**ALEJANDRO FIGUEROA J.**
Presidente

**CORFICOLOMBIANA S.A.**



CORFIVALLE
Una marca Corficolombiana

Nit 890.300.653-6



## RIDER 6

This is a report on the figures of the selling of the loan portfolio by Corficolmbiana S.A. to Banco de Bogotá.



**CORFICOLOMBIANA S.A.**

**Nit 890.300.653-6**

CORFIVALLE
Una marca Corficolombiana

This is a report on the figures of the selling of the loan portfolio by Corficolombiana S.A. to Banco de Bogotá.

Pursuant to provisions of article 2, Resolution 0856 of May 23, 2006, through which Superintendencia Financiera approved the partial transfer of assets, liabilities and agreements of Corficolombiana S.A. to Banco de Bogota S.A., Corporacion Financiera Colombiana S.A. is hereby advising the market that the operation for Col.Ps 1.829.379 million is described as followed:

- The A and B rated loan portfolio was transferred directly to Banco de Bogotá
- The C and D rated loan portfolio (except special loan portfolio) was transferred by assigning to Banco de Bogota the rights on the "A" Autonomous Equity created with Fidicuaria Bogota S.A. by Corficolombiana.
- The E rated loan portfolio and the D rated special loan portfolio was transferred by assigning Banco de Bogota the rights on the "B" Autonomous Equity created with Fiduciaria Bogota S.A. by Corficolombiana.

The operation figures are summarized in the following chart:

| | |
|---|---|
| **TOTAL TRANSFERRED ASSETS** | **$ 1,818,044** |
| LOAN PORTFOLIO A | $ 1,678,319 |
| LOAN PORFOLIO B | $ 64,151 |
| LOAN PORTFOLIO C and D (less special loan portfolio) | $ 65,840 |
| Special LOAN PORTFOLIO D and E | $ 9,734 |
| **TOTAL TRANSFERRED LIABILITIES** | **$ 1,800,843** |
| Term Certificates of Deposit | $ 1,188,253 |
| FINANCIAL OBLIGATIONS (Rediscount and Correspondents) | $ 612,372 |
| OTHER LIABILITIES | $ 217 |

Figures in Colombian million pesos.
(*) The portfolio includes accounts receivable

**PEDRO NEL OSPINA SANTA MARÍA**
President

---

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident

**DIRECCION**
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

De conformidad con lo establecido en el articulo 2° de la Resolución 0856 del 23 de mayo de 2006, mediante la cual la Superintendencia Financiera aprobó la cesión parcial de activos, pasivos y contratos de Corficolombiana S.A. al Banco de Bogotá S.A., la Corporación Financiera Colombiana S.A. informa al mercado que la operación se llevó a cabo por un valor total de $1.829.379 millones, de la siguiente manera:

- La cartera calificada en A y B se cedió directamente al Banco de Bogotá
- La cartera calificada en C y D (excepto cartera especial) se transfirió mediante la cesión al Banco de Bogotá de los derechos en el Patrimonio Autónomo "A" constituido en la Fiduciaria Bogotá S.A. por Corficolombiana.
- La cartera calificada en E y la cartera especial calificada en D se transfirió mediante la cesión al Banco de Bogotá de los derechos en el Patrimonio Autónomo "B" constituido en la Fiduciaria Bogotá S.A. por Corficolombiana.

Las cifras de la operación se resumen en el siguiente cuadro:

| | |
|---|---|
| **TOTAL ACTIVO CEDIDO (*)** | **$ 1,818,044** |
| CARTERA A | $ 1,678,319 |
| CARTERA B | $ 64,151 |
| CARTERA C y D (menos cartera especial) | $ 65,840 |
| CARTERA D especial y E | $ 9,734 |
| | |
| **TOTAL PASIVO CEDIDO** | **$ 1,800,843** |
| CDT´S | $ 1,188,253 |
| OBLIGACIONES FINANCIERAS (Redescuento y Corresponsales) | $ 612,372 |
| OTROS PASIVOS | $ 217 |

Cifras en millones de pesos.

(*) La cartera incluye cuentas por cobrar

**PEDRO NEL OSPINA SANTA MARÍA**
Presidente

## RIDER 7

Corficolombiana is hereby advising that today it has signed a transfer agreement with Banco de Bogota to transfer assets, liabilities and agreements. And such operation has been authorized by Superintendencia Financiera (Resolution 0856, 2006).

## EVENTUAL INFORMATION

In order to meet provisions of Resolution 400, 1995, article 1.1.3.4 and External Circular Letter 12, 1995, both issued by Superintendencia de Valores (Presently Superintendencia Financiera), Corporación Financiera Colombiana S.A. advises that today it has signed an agreement with Banco de Bogota S.A. to transfer assets, liabilities and agreements. This move is the execution by the Corporation of the movilizacion de cartera operation, and such operation was authorized by Superintendencia Financiera through Resolution No. 0856, dated May 23, 2006.

**PEDRO NEL OSPINA SANTA MARÍA.**
President

---

I hereby certify that the foregoing is a true and accurate translation of its original.



**Amalia Correa Young**
Vicepresident


CORFICOLOMBIANA S.A.


CORFIVALLE
Una marca Corficolombiana

Nit 890.300.653-6

## INFORMACIÓN EVENTUAL

Con el fin de dar cumplimiento a lo preceptuado en la Resolución 400 de 1995 artículo 1.1.3.4. y a la Circular Externa 12 de 1995, ambas expedidas por la Superintendencia de Valores (hoy Superintendencia Financiera),la Corporación Financiera Colombiana S.A. informa que en la fecha suscribió el contrato de cesión de activos, pasivos y contratos con el Banco de Bogotá S.A., mediante el cual se perfeccionó la operación de movilización de cartera de la Corporación, operación que fue autorizada por la Superintendencia Financiera mediante Resolución 0856 del 23 de mayo de 2006.

**PEDRO NEL OSPINA SANTA MARÍA.**
Presidente

**DIRECCION GENERAL**
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com – www.corfivalle.com